UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Information Contained in this Form 6-K Report

Mobile-health Network Solutions furnishes under the cover of Form 6-K the following in connection with the extraordinary general meeting of its shareholders:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement for the Extraordinary General Meeting of the Shareholders of Mobile-health Network Solutions
99.2	Form of Proxy Card (incorporated by reference to Annex A to Exhibit 99.1)
99.3	Form of Amended and Restated Memorandum and Articles of Association of Mobile-health Network Solutions (incorporated by reference to Annex B to Exhibit 99.1)

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: May 18, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer

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